Exhibit 99.6

Emera Reports 2017 Earnings and Significant Strategic Progress

HALIFAX, Nova Scotia, February 9, 2018: Emera (TSX: EMA) today reported results for the fourth quarter of 2017 and the year ended December 31, 2017.

Q4 2017 Highlights

Reported Net Income

•	Reported Q4 2017 net loss was $228 million, compared with net income of $70 million in Q4 2016.

o	Reported net income included a $317 million expense related to the estimated revaluation of US non-regulated deferred income taxes.

o	Reported net income included a $48 million after-tax mark-to-market loss primarily at Emera Energy, compared to a $34 million loss in Q4 2016 primarily as a result of changes in existing positions at Emera Energy.

•	Reported earnings per common share in Q4 2017 were $(1.06), compared with $0.34 per common share in Q4 2016.

Adjusted Net Income (1)

•	Adjusted Q4 2017 net income was $137 million, compared with $104 million in Q4 2016.

•	Adjusted earnings per common share in Q4 2017 were $0.64, compared with $0.51 in Q4 2016.

(1) See “Non-GAAP Measures” noted below.

2017 Highlights

Reported Net Income

•	Reported 2017 net income was $266 million, compared with net income of $227 million in 2016.

o	Reported net income included a $317 million expense related to the estimated revaluation of US non-regulated deferred income taxes.

o	Reported net income included a $59 million after-tax mark-to-market gain primarily at Emera Energy, compared to a $248 million loss in 2016.

•	Reported earnings per common share in 2017 were $1.25, compared with $1.33 in 2016.

Adjusted Net Income (1)

•	Adjusted 2017 net income was $524 million, excluding the revaluation of deferred income taxes and mark-to-market gains compared to adjusted 2016 net income of $475 million. Adjusted 2016 net income, included one-time gains and TECO acquisition costs. There were no material one-time items in 2017.

•	Adjusted earnings per common share in 2017 were $2.46 as compared to $2.77 in 2016. 2016 earnings per common share, excluding one-time items, were $2.39.

o	Adjusted earnings, when compared to 2016 adjusted earnings, increased by 10 percent due to a full year of contribution from Emera Florida and New Mexico and increased contributions from Maritime Link and Labrador Island Link investments, offset by lower earnings in Emera Energy and the Caribbean.

o	Adjusted earnings per share, when compared to 2016 adjusted earnings excluding one-time items, increased by 3%. Growth in earnings per share was impacted by the new shares issued in August 2016 in conjunction with the TECO acquisition and the two equity issues in December of 2016 and 2017.

Cash Flow

•	In 2017, operating cash flow (before changes in working capital) increased $378 million, or 41 percent, to $1,297 million from $919 million in the 2016 period.

“2017 was a milestone year for Emera both in terms of stability and growth. The successful integration of TECO Energy for its first full year witnessed Tampa Electric and Peoples Gas achieving the highest earnings in their history. Nova Scotia Power and Emera Maine both delivered strong financial results consistent with expectations as the percentage of earnings from our regulated businesses increased to greater than 90 percent. The Maritime Link was completed on time and under budget and we started work on the 600MW solar base rate project in Florida,” said Chris Huskilson, President and CEO of Emera Inc. “Emera continues to implement our strategy of delivering affordable, lower carbon forms of energy to customers driving a very positive outlook for Emera through to the end of the decade.”

(1) See “Non-GAAP Measures” noted below.

CEO Transition

Emera also confirmed that further to previously announced plans, Chris Huskilson will be retiring from the company on March 29, 2018, at which time Scott Balfour will become President and Chief Executive Officer.

“On behalf of the Board, I’d like to thank Chris for his remarkable contribution to the company and congratulate him on an outstanding legacy of growth and transformation at Emera, “said Jackie Sheppard, Chair of Emera. “The CEO transition process has been extremely productive, and we are fortunate to have an executive of Scott’s caliber, backed by a strong team, to lead the business going forward.”

Financial Highlights

For the millions of Canadian dollars (except per share amounts)	Three months ended December 31		Year ended December 31
	2017	2016	2017	2016
Net income attributable to common shareholders	$(228)	$70	$266	$227
Revaluation of US non-regulated deferred income taxes	$(317)	$—	$(317)	$—
After-tax mark-to-market gain (loss)	$(48)	$(34)	$59	$(248)

Adjusted net income attributable to common shareholders(1)(2)	$137	$104	$524	$475

Earnings per common share - basic	$(1.06)	$0.34	$1.25	$1.33

Adjusted earnings per common share - basic(1)(2)	$0.64	$0.51	$2.46	$2.77

Weighted average shares of common stock outstanding - basic (millions of shares)	215	204	213	171

(1) See “Non-GAAP Measures” noted below.

(2) Adjusted net income (1) and Adjusted earnings per common share (1) exclude the effect of mark-to-market adjustments and the revaluation of US non-regulated deferred income taxes in Emera Florida and New Mexico, Emera Energy, and Corporate and Other

Consolidated Financial Review

The following table highlights significant changes in adjusted net income from 2016 to 2017:

For the millions of Canadian dollars	Three months ended December 31	Year ended December 31
Adjusted net income – 2016(1)	$104	$475
Emera Florida and New Mexico	17	210
2016 acquisition and financing costs related to the acquisition of TECO Energy	(13)	166
NSPML and LIL AFUDC earnings	6	28
2016 Emera Energy’s recognition of fuel taxes for 2013 to March 2016	—	12
NSPI	(11)	(1)
Emera Energy	21	(12)
APUC equity earnings - sold in 2016	—	(18)
Emera Caribbean	(7)	(26)
2016 gain on BLPC SIF regulatory liability	—	(43)
2016 gain on conversion of APUC subscription receipts and dividend equivalents to common shares of APUC	—	(53)
TECO Energy post-acquisition financing costs	—	(83)
2016 gain/loss on sale of APUC common shares	10	(136)
Other	10	5

Adjusted net income – 2017(1)	$137	$524

Segmented Results

Emera reports its results in six operating segments: Emera Florida and New Mexico, Nova Scotia Power Inc., Emera Maine, Emera Caribbean, Emera Energy, and Corporate & Other.

For the	Three months ended		Year ended
millions of Canadian dollars (except per share amounts)	December 31		December 31
	2017	2016	2017	2016
Emera Florida and New Mexico(2)	$80	$63	$382	$172
Nova Scotia Power Inc.	23	34	129	130
Emera Maine	8	11	46	47
Emera Caribbean	1	8	31	100
Emera Energy(2)(3)	26	5	24	24
Corporate & Other(2)(3)	(1)	(17)	(88)	2

Total adjusted net income(1)	$137	$104	$524	$475

Revaluation of US non-regulated deferred income taxes	(317)		(317)
After-tax mark-to-market gain (loss)	(48)	(34)	59	(248)

Net income attributable to common shareholders	$(228)	$70	$266	$227

Adjusted EPS (basic)(1)	$0.64	$0.51	$2.46	$2.77

(1) See “Non-GAAP Measures” noted below.

(2) Adjusted net income (1) excludes the revaluation of US non-regulated deferred income taxes in Emera Florida and New Mexico, Emera Energy, and Corporate and Other

(3) Adjusted net income (1) excludes after-tax mark-to-market loss in Emera Energy, and Corporate and Other

Emera Florida and New Mexico’s net income, adjusted to exclude the estimated revaluation of US non-regulated deferred income taxes, was $80 million in Q4 2017, compared with $63 million in Q4 2016. Q4 2017 results were driven primarily by higher base revenues related to completion of the Polk Power Station expansion project and lower OM&G. The net contribution to adjusted net income was $37 million, or $0.17 per common share, net of the $43 million in after-tax permanent financing cost ($44 million in 2016) of the TECO Energy acquisition compared to $19 million contribution in 2016. Adjusted net income in 2017 was $382 million, compared with $172 million for the six month ownership in 2016, due to favourable Q4 results based on the previously referenced drivers. Net of the $176 million of permanent financing cost ($93 million in 2016), Emera Florida and New Mexico contributed $206 million, or $0.97 per common share, in 2017 compared to $79 million for the six month ownership in 2016.

Nova Scotia Power Inc.’s net income was $23 million in Q4 2017, a decrease of $11 million from $34 million in Q4 2016. The decrease was primarily due to higher OM&G expense due to higher vegetation management spending and the timing of regulatory deferrals. NSPI’s net income for the year was $129 million compared to $130 million for the same period last year.

Emera Maine’s net income was $8 million in Q4 2017 compared to Q4 2016 net income of $11 million. The decrease was mainly driven by lower capitalized construction costs as a result of lower capital spending in the quarter. Emera Maine’s net income in 2017 was $46 million compared to $47 million in 2016 which was primarily a result of a stronger Canadian dollar in 2017 versus 2016.

Emera Caribbean’s net income was $1 million in Q4 2017 compared with $8 million in Q4 2016. The decrease was due mainly to an impairment charge to Domlec’s fixed assets as a result of Hurricane Maria and increased interest expense. Emera Caribbean’s net income in 2017 was $31 million compared to $100 million for 2016. The 2017 decrease was due to lower sales volumes as a result of Hurricanes Matthew and Maria and the 2016 gain from the BLPC SIF as a result of the reduction in the regulatory liability recorded in Q2 2016.

Emera Energy’s net income, adjusted to exclude mark-to-market changes and the revaluation of US non-regulated deferred income taxes, was $26 million in Q4 2017 compared to $5 million in Q4 2016 due mainly to an increase in New England capacity prices in June 2017 and more favourable market conditions.

Emera Energy’s adjusted net income for 2017 was $24 million, consistent with 2016. The increase in New England capacity prices was offset by the impact of the recognition of $12 million after-tax of prior period state fuel taxes in Q2 2016, lower realized energy margins for much of the year, and the impact of the three month unplanned outage at Bridgeport Energy primarily affecting Q2.

Corporate & Other’s net loss, adjusted to exclude mark-to-market changes and the estimated revaluation of US non-regulated deferred income taxes, was $1 million in Q4 2017 compared to adjusted net loss of $17 million in Q4 2016. This was primarily due to increased contributions from NSP Maritime Link Inc. (“NSPML”) and Labrador Island Link Limited Partnership (“LIL”). The Q4 2016 results include an after-tax loss on the sale of APUC shares. Corporate & Other’s adjusted loss was $88 million for 2017 compared to adjusted net income of $2 million for 2016. This was primarily due to interest expense as a result of the permanent financing of the TECO acquisition offset by increased contributions from NSPML and LIL. The 2016 results included the $189 million of after-tax gains on the sale of the APUC shares and the conversion of the APUC subscription receipts, and $166 million of after-tax TECO acquisition costs.

Non-GAAP Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP and non-GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. Refer to the Non-GAAP Financial Measures section of our Management’s Discussion and Analysis (“MD&A”) for further discussion of these items.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference Monday, February 12, 2018 at 11:00am Atlantic time (10:00am Toronto/Montreal/New York; 9:00am Winnipeg; 8:00am Calgary; 7:00am Vancouver) to discuss the Q4 and 2017 financial results.

Analysts and other interested parties in North America wanting to participate in the call should dial 1 (866) 521-4909 at least 10 minutes prior to the start of the call. International participants wanting to participate should dial (627) 427-2311. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback, toll-free at 1-800-585-8367. The Conference ID is 6292608 (available until midnight, March 5, 2018).

The teleconference will also be web cast live at emera.com and available for playback for one year.

Annual General Meeting

Emera’s Annual General Meeting is scheduled to be held May 24, 2018 at 2:00 pm Eastern time, at the Glenn Gould Studio, 250 Front Street West, Toronto, ON.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia with approximately $29 billion in assets and 2017 revenues of more than $6 billion. The company invests in electricity generation, transmission and distribution, gas transmission and distribution, and utility energy services with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments throughout North America, and in four Caribbean countries. Emera continues to target achieving a minimum of 75% of its adjusted net income from rate-regulated businesses. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, and EMA.PR.F. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional Information can be accessed at www.emera.com or at www.sedar.com.

For more information, please contact:

Ken McOnie

VP Investor Relations & Treasurer

(902) 428-6945